FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
June 28, 2007

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

PRESS RELEASE

MTS ACQUIRES REMAINING STAKE IN UZDUNROBITA

MOSCOW, RUSSIAN FEDERATION — JUNE 28, 2007 — MOBILE TELESYSTEMS OJSC (“MTS” - NYSE: MBT), THE LARGEST MOBILE PHONE OPERATOR IN RUSSIA AND THE CIS, ANNOUNCES THAT IT HAS ACQUIRED THE REMAINING 26% STAKE IN UZDUNROBITA.

MTS has purchased an additional 26% stake in Uzdunrobita, the leading mobile operator in Uzbekistan, from a private investor for $250.0 million in cash. Previously MTS owned 74% of Uzdunrobita; as a result of this transaction, MTS’ ownership has increased to a full 100%.

MTS first acquired a 74% stake in Uzdunrobita for $121.0 million in August 2004. As announced at the time of the acquisition, MTS also signed a three-year put and call agreement with the remaining shareholder of Uzdunrobita to purchase the outstanding 26% stake. An amendment to the original option agreement, announced in August 2006, extended the exercise period of the put option to July 14, 2008. Following the put option exercise, an independent valuation opinion of Uzdunrobita for the purpose of determining the option exercise price was provided by Renaissance Capital.

MTS President and CEO, Mr. Leonid Melamed, commented, “Our partnership in Uzbekistan has enabled us to develop a leading position in a market that continues to grow in visibility and importance within MTS Group. Our customers in Uzbekistan make use of innovative products, enjoy high-quality service and affordable tariffs. The full consolidation of Uzdunrobita, the quality of the organization we have built and the development of a 3G standard allow us to capitalize on the full potential of this market for both the customers and shareholders of MTS.”

Uzdunrobita is the largest mobile phone operator in Uzbekistan with approximately 1.85 million subscribers as of May 31, 2007. Uzdunrobita holds licenses for GSM and 3G services for the entire country.

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For further information, please contact:
Mobile TeleSystems, Moscow Relations	Investor
Tel: +7 495 223 2025 E-mail: ir@mts.ru

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Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 74.64 million subscribers. The regions of Russia, as well as Belarus, Turkmenistan, Ukraine, and Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM services, have a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS can be found on MTS’ website at www1.mtsgsm.com.

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WWW.MTSGSM.COM

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/Leonid Melamed
	Name:	Leonid Melamed
	Title:	CEO

Date: June 28, 2007